United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Western Digital Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-8703	33-0956711
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3355 Michelson Drive, Suite 100 Irvine, California	92612
(Address of principal executive offices)	(Zip Code)

Michael C. Ray

Senior Vice President, General Counsel and Secretary

(949) 672-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Western Digital Corporation and its consolidated subsidiaries.

Our Conflict Minerals Policy

We strongly disapprove of the violence in the Democratic Republic of the Congo (the “DRC”) and adjoining countries and are committed to supporting responsible sourcing of Conflict Minerals (as defined below). We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). To these ends, we have adopted and communicated to our suppliers and the public a company policy regarding Conflict Minerals (the “Conflict Minerals Policy”) for our supply chain. As used herein, in the Conflict Minerals Policy and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold and wolframite, and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals. The Conflict Minerals Policy contains our expectations that our suppliers:

1.	Supply materials to us that are “DRC conflict free;” the Conflict Minerals Policy indicates that this means (a) any Conflict Minerals necessary to the functionality and production of supplied materials do not directly or indirectly finance armed groups through mining or mineral trading in the DRC or an adjoining country, or (b) any Conflict Minerals in supplied materials are from recycled or scrap sources; and

2.	Adopt policies with respect to Conflict Minerals in support of our Conflict Minerals Policy and, throughout the supply chain, to require their suppliers to adopt similar policies.

Our focus on the responsible sourcing of Conflict Minerals began well in advance of the adoption of the Conflict Minerals Rule. We have been a member of the Electronic Industry Citizenship Coalition (“EICC”) since 2007. The EICC is an industry collaboration with a focus on improving working conditions and environmental stewardship throughout the electronics supply chain. Through EICC, we have worked with other companies in our industry to focus on the responsible sourcing of Conflict Minerals. In addition, we started communicating with suppliers on this subject in 2010.

Applicability of the Conflict Minerals Rule to Our Company

We are a leading developer and manufacturer of data storage solutions that enable consumers, businesses, governments and other organizations to create, manage, experience and preserve digital content. Our principal products are hard disk drives that use one or more rotating magnetic disks to store and allow fast access to data. Our other products include solid-state drives, home entertainment products, personal cloud storage devices and software applications for smart phones and tablets.

We are subject to the Conflict Minerals Rule because products in the foregoing categories that we manufacture contain Conflict Minerals that are necessary to the functionality or production of the products. However, we do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying participants upstream from our direct suppliers. Through the efforts described in this Form SD and the Conflict Minerals Report for the calendar year ended December 31, 2013 included as an exhibit hereto (the “Conflict Minerals Report”), we seek to ensure that our sourcing practices are consistent with the expectations provided in our Conflict Minerals Policy.

Reasonable Country of Origin Inquiry Information

In connection with the reasonable country of origin inquiry required by the Conflict Minerals Rule, our direct suppliers identified to us three smelters that processed necessary Conflict Minerals in our supply chain that we reasonably believe sourced only recycled or scrap content for at least part of 2013. The products that contained Conflict Minerals that we reasonably believe came from recycled or scrap sources also contained other Conflict Minerals for which we were not able to determine the origin.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence. We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013). For a discussion of the due diligence measures that we performed in respect of 2013, see the Conflict Minerals Report filed as an Exhibit to this Form SD.

Website Disclosure

As required by the Conflict Minerals Rule, the foregoing information is available on our website at the following Internet address: http://investor.wdc.com/sec.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet address: http://investor.wdc.com/sec.cfm.

As indicated in the Conflict Minerals Report, for 2013, we were unable to determine the origin of at least a portion of the Conflict Minerals in each of our in-scope products. However, we have not found for 2013 that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Item 1.02

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit 1.02	–	Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTERN DIGITAL CORPORATION
(Registrant)

By:	/s/ Michael C. Ray	June 2, 2014
Name:	Michael C. Ray
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.